PT MOTION WORKS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

PT Motion Works, Inc.
Index to Consolidated financial statements
(unaudited)

PT MOTION WORKS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)

	2018	2017
Assets		
Current assets:		
Cash	$ 1,007,895	$ 1,340,960
Accounts receivable, less allowance for bad debt	231,443	152,359
Inventory	608,192	1,104,805
Prepaid inventory	117,087	12,949
Other current assets	16,088	10,339
Total current assets	1,980,705	2,621,412
Property and equipment, net	98,677	140,871
Intangible assets, net	162,483	179,386
Other assets	10,018	9,943
Total assets	$ 2,251,883	$ 2,951,612
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 72,664	$ 54,449
Accrued liabilities	102,000	122,834
Deferred revenue	3,010	21,593
Notes payable - current	14,237	28,167
Total current liabilities	191,911	227,043
Notes payable - long term, net of current portion	13,919	17,889
Total liabilities	205,830	244,932
Commitments and contingencies (Note 6)	-	-
Stockholders' Equity:		
Intercompany	-	-
Series D-1 Preferred Stock	999,993	999,993
Series D Preferred Stock	1,677,751	1,677,751
Series C-1 Preferred Stock	1,088,913	1,088,913
Series C Preferred Stock	1,000,128	1,000,128
Series B Preferred Stock	2,075,000	2,075,000
Series A-4 Preferred Stock	1,545,000	1,545,000
Series A-3 Preferred Stock	375,452	375,452
Series A-2 Preferred Stock	148,129	148,129
Series A-1 Preferred Stock	167,242	167,242
Common stock	2,095	2,095
Additional paid-in capital	407,636	344,823
Accumulated other comprehensive income	(79,640)	(94,011)
Accumulated deficit	(7,361,646)	(6,623,835)
Total stockholders' equity	2,046,053	2,706,680
Total liabilities and stockholders' equity	$ 2,251,883	$ 2,951,612

See accompanying notes to the consolidated financial statements

PT MOTION WORKS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

		2018		2017
Revenues	$	4,786,735	$	4,871,832
Cost of revenues		2,933,735		2,967,331
Gross profit		1,853,000		1,904,501
Operating Expenses:				
General and administrative		1,989,901		2,599,057
Sales and marketing		270,759		701,013
Research and development		23,029		30,237
Total operating expenses		2,283,689		3,330,307
Operating loss		(430,689)		(1,425,806)
Other (income) expense :				
Interest expense		1,915		23,320
Interest income		22,283		600
Other expense		272,602		-
Total other (income) expense		296,800		23,920
Loss before provision for income taxes		(727,489)		(1,449,726)
Provision for income taxes		10,322		2,350
Net loss		(737,811)		(1,452,076)
Foreign currency translation adjustment		14,371		57,322
Comprehensive loss	$	(723,440)	$	(1,394,754)

See accompanying notes to the consolidated financial statements

PT MOTION WORKS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	Preferred Series D-1		Preferred Series D		Preferred Series C-1		Preferred Series C		Preferred Series B		Preferred Series A-4	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
December 31, 2016	-	$ -	-	$ -	174,226	$ 1,088,913	166,682	$1,000,128	415,000	$2,075,000	540,693	$ 1,545,000
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Series D-1 Preferred Stock	-	999,993	-	1,677,751	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-
December 31, 2017	-	$ 999,993	-	$1,677,751	174,226	$ 1,088,913	166,682	$1,000,128	415,000	$2,075,000	540,693	$ 1,545,000
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Series D-1 Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-
December 31, 2018	-	$ 999,993	-	$1,677,751	174,226	$ 1,088,913	166,682	$1,000,128	415,000	$2,075,000	540,693	$ 1,545,000

	Preferred Series A-3		Preferred Series A-2		Preferred Series A-1		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
December 31, 2016	242,422	$ 375,452	163,549	$ 148,129	200,000	$ 167,242	2,094,526	$ 2,095	$ 299,047	$ (151,333)	$ (5,171,759)	$ 1,377,914
Stock based compensation	-	-	-	-	-	-	-	-	45,776	-	-	45,776
Issuance of Series D-1 Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	2,677,744
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	57,322	-	57,322
Net loss	-	-	-	-	-	-	-	-	-	-	(1,452,076)	(1,452,076)
December 31, 2017	242,422	$ 375,452	163,549	$ 148,129	200,000	$ 167,242	2,094,526	$ 2,095	$ 344,823	$ (94,011)	$ (6,623,835)	$ 2,706,680
Stock based compensation	-	-	-	-	-	-	-	-	62,813	-	-	62,813
Issuance of Series D-1 Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	14,371	-	14,371
Net loss	-	-	-	-	-	-	-	-	-	-	(737,811)	(737,811)
December 31, 2018	242,422	$ 375,452	163,549	$ 148,129	200,000	$ 167,242	2,094,526	$ 2,095	$ 407,636	$ (79,640)	$ (7,361,646)	$ 2,046,053

See accompanying notes to the consolidated financial statements

PT MOTION WORKS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

		2018		2017
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(737,811)	$	(1,452,076)
Adjustments to reconcile net loss to net cash				
used in operating activities:				
Depreciation	$	69,633		40,692
Amortization	$	16,903		16,903
Stock-based compensation	$	62,813		45,776
Changes in operating assets and liabilities:				
Accounts receivable	$	(79,085)		99,335
Inventory	$	493,720		234,862
Prepaid inventory	$	(104,138)		82,640
Other current assets	$	(5,747)		5,423
Accounts payable	$	18,306		(134,535)
Accrued liabilities	$	(20,679)		47,573
Deferred revenue	$	(18,583)		16,184
Net cash used in operating activities		(304,669)		(997,223)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment	$	1,502		(2,895)
Purchase of intangible assets	$	-		-
Deposits and other	$	(75)		-
Net cash used in investing activities		1,427		(2,895)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from notes payable	$	-		-
Repayment of notes payable	$	(17,900)		(1,110,512)
Proceeds from Series D-1 preferred stock	$	-		999,993
Proceeds from Series D Preferred Stock	$	-		1,677,751
Intercompany	$	-		1
Net cash provided by financing activities		(17,900)		1,567,233
Effect of exchange rate on cash	$	(11,923)		18,824
Increase (decrease) in cash and cash equivalents	$	(321,142)		567,115
Cash and cash equivalents, beginning of year	$	1,340,960		755,021
Cash and cash equivalents, end of year	$	1,007,895	$	1,340,960
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	14,119	$	21,686
Cash paid for income taxes	$	10,322	$	2,350
Non cash investing and financing activities:				
Vehicle purchased with note payable	$	-	$	-

See accompanying notes to the consolidated financial statements

PT MOTION WORKS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

PT Motion Works, LLC was formed on November 20, 2007 in the State of California. PT Motion Works, Inc. was incorporated on October 14, 2009 in the State of Delaware. PT Motion Works, LLC was merged into PT Motion Works, Inc. on December 15, 2009, with PT Motion Works, Inc. being the surviving entity. PT Motion Works, Inc. is the sole parent of its wholly owned subsidiary ElliptiGO Incorporated. ElliptiGO Incorporated, in turn, was the sole parent of a wholly-owned subsidiary ElliptiGO, Ltd., based in the United Kingdom. ElliptiGO Ltd. was dissolved in 2018 and all assets were transferred to ElliptiGO Incorporated. PT Motion Works, Inc. and ElliptiGO Incorporated are headquartered in Solana Beach, California. The consolidated financial statements of PT Motion Works, Inc., ElliptiGO Incorporated and ElliptiGO, Ltd. (which collectively may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Through ElliptiGO Incorporated, the Company designs, markets, sells and distributes elliptical bikes, stand up bikes and related accessories in the United States and around the world. Elliptical bikes bring together the best elements of running, cycling, and the elliptical trainer. Stand up bikes use a circular motion and are designed to be ridden in a standing position. Both product families provide a low-impact outdoor exercise and recreation experience that is comfortable, fun and effective. As of April 29, 2019 the Company has sold more than 26,000 bikes and generated more than $40 million in revenue.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of PT Motion Works, Inc., and its wholly owned subsidiaries ElliptiGO Incorporated and ElliptiGO Ltd. through the point in time of its dissolution. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are reported net of allowance for expected losses. It represents the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. As of December 31, 2017, no allowance was recorded as all receivables are expected to be collected. As of December 31, 2018, an allowance of $272,602 was established because one of the Company's largest partners, Performance Bicycles, declared bankruptcy on November 16, 2018. The Company does not expect to recover a material amount of money from the bankruptcy process.

Inventories
Inventories consist primarily of finished good products that include stand up and elliptical bikes, elliptical bike parts and apparel. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO).

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter.

Intangible Assets - Patents
The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years after grant.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2018 and 2017. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Product Warranty Costs
The Company provides warranties for certain products. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair its products under warranty. Historically, warranty costs have been minimal and the related expense has been recorded at the time the

warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2018 and 2017.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the straight line method.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Revenue Recognition

The Company recognizes revenues from the sale of goods directly to the consumer, retailer, or distributor when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Revenues are recognized when the risk of ownership and title passes to the Company's customers, which is generally at the time of shipment net of returns. All of the Company's performance obligations are fulfilled at time of shipment and there are no obligations that are satisfied over any period of time.

The Company often extends credit to its wholesale customers without requiring collateral and typically this credit is extended at net 30 days

Through ElliptiGO Incorporated, the Company designs, markets, sells and distributes elliptical bikes, stand up bikes and related accessories in the United States and around the world. Elliptical bikes bring together the best elements of running, cycling, and the elliptical trainer.

A small percentage of sales involve a customer deposit prior to shipment. These funds are held in a Customer Deposit liability account and this is not recognized as revenue until shipment. The Customer Deposit liability as of December 31, 2018 and December 31, 2017 were $3,010 and $21,593, respectively.

ElliptiGO Inc. has a small return rate of about 3% of sales. The consumer sales channel is the only channel that is given an option for return, which is set at 30 days after shipment. The amount of refund liability that carries over from one period to another period is immaterial.

ElliptiGO Inc. has a warranty policy that covers the bike for up to five years, depending on the component. Most warranty issues are covered by ElliptiGO's vendors, so the amount of cost absorbed by the Company is immaterial. The warranty expense that is not covered by the vendor is about .1% of sales per year.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Research and Development
The Company incurs research and development costs during the process of researching and developing technologies and future manufacturing processes. These research and development costs consist primarily of materials and services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising
The Company expenses advertising costs as incurred. Advertising expenses were approximately $45,363 and $226,669 for the years ended December 31, 2018 and 2017, respectively.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2018 and 2017, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Foreign Currency
The Company's functional currency is the United States Dollar. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated Statements of Operations and Other Comprehensive Income. Net gains or losses resulting from the translation of financial statements are accumulated and charged directly to accumulated comprehensive

income or (loss), a component of stockholders' equity. Realized gains or losses resulting from foreign currency transactions are included in operations for the period.

Concentrations

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

As of December 31, 2018 and 2017, the Company had one customer that made up in aggregate 62% and 57% of accounts receivable, respectively. During the year ended December 31, 2018, one customer made up 10% of revenue. During the year ended December 31, 2017, two customers made up 18% of revenue. Management believes the loss of one or more of these customers would have a significant effect the Company's consolidated financial condition.

As of December 31, 2018, the Company had four vendors that made up 74% of accounts payable and as of December 31, 2017, the Company had two vendors that made up 76% of accounts payable. One vendor is the sole manufacturing source of the Company's product line, comprising approximately 90% of inventory purchases. The loss of this vendor would significantly affect the Company's operations and financial condition.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

As of December 31, 2018 and 2017, property and equipment consisted of the following:

	2018	2017
Equipment	$ 264,429	$ 224,803
Vehicle	100,967	122,904
Software	41,020	41,020
Office Equipment	32,813	29,021
Furnitures and Fixtures	4,777	4,777
Leasehold Improvements	7,918	7,918
Total Property and Equipment	451,924	430,443
Accumulated Depreciation	(353,257)	(289,572)
	98,667	140,871

Depreciation expense for the years ended December 31, 2018 and 2017 was $69,633 and $40,692, respectively.

NOTE 4 – INTANGIBLE ASSETS

Finite intangible assets consisted of the following based on useful lives ranging from 3 to 17 years are as follows as of December 31:

	2018	2017
Patents	$282,829	$ 282,829
Licenses	4,000	4,000
Website	23,773	23,773
Accumulated Amortization	(148,119)	(114,313)
	$162,483	$ 196,289

There were no acquired intangible assets as of December 31, 2018 and 2017.

Amortization expense for intangible assets for the years ended December 31, 2018 and 2017 was $16,903 and $16,903, respectively

NOTE 5 – ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31, 2018:

	2018	2017
Payroll and related benefits	$ 78,423	$ 87,500
Sales and other tax	13,098	19,868
Interest	-	-
Other	10,479	15,466
	$102,000	$ 122,834

NOTE 6 – DEBT

Notes Payable

In April 2015, the Company purchased a vehicle for total value of $21,126 of which the whole amount was financed over five years at an interest rate of 2.74%.

In January 2016, the Company purchased a vehicle for a total value of $22,008 of which $19,758 was financed over 5 years at an interest rate of 2.25%.

In July of 2016, the Company purchased a vehicle for a total value of $26,588 of which $22,338 was financed over 5 years at an interest rate of 5.94%

As of December 31, 2018, future annual minimum principal payments are as follows for the above described debt:

2019	$ 14,015
2020	10,431
2021	3,728
Thereafter	-
	$ 28,174
Less current portion	(14,015)
Long term notes payable	$ 14,159

NOTE 7 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2018 the company was not a party to any lawsuit.

The Company has rented office space in Solana Beach, CA since 2009 on a yearly basis with options to extend the lease for periods of one to three years. Rent from the period January 1 2014 through February 2015 ranged from $3,731 to $4,216. In February 2015, the Company rented a space adjacent to its existing office space for an additional $1,395 per month through a lease that ran through June 2016. In February 2016, the Company entered into a new agreement for both spaces at a monthly rent of $6,650 per month through a lease that ran through June 2017. In June 2017, the Company extended the lease for another year at a monthly rent of $6,850. In June 2018, the Company extended the lease for another year at a monthly rent of $7,043 (the "Current Lease") and intends to extend the Current Lease for at least one additional year at a monthly rent of $7,254 per month.

The minimum lease payments remaining under the lease as of December 31, 2018 are $42,258.

Licenses
The Company licenses certain patented technology from a third party related to a self-propelled exercise device. Per the terms of the license, as amended, the Company has an exclusive right and license under the licensed patents to make, have made, use, offer to sell, and/or sell licensed products in Taiwan and throughout the United States of America and its possessions. The Company shall have the right to grant one or more sublicenses, with the consent of the third-party. The license required a one-time fee of $4,000. Royalty obligations commenced on the first sale date of February 24, 2010 and are based on the net selling price of the licensed products. In years one and two, the royalties were 3%, in year three the royalties were 4%, and the fourth and all subsequent years will incur a 5% royalty on net sales. Minimum royalties started in the third year at $10,000 per year and escalated through the fifth year and any future year to $20,000 per year. During the years ended December 31, 2018 and 2017, royalty payments were $114,404 and $171,826, respectively.

NOTE 8 – STOCKHOLDERS' DEFICIT

Preferred Stock
The Company has authorized the issuance of 3,000,000 shares of preferred stock with par value of $0.001. The preferred stock is broken out into a series of designations as more fully described below.

Series A Preferred Stock
The Company has authorized 200,000 shares of Series A-1 Preferred Stock, 163,550 shares of Series A-2 Preferred Stock, 242,426 shares of Series A-3 Preferred Stock, and 530,000 shares of and Series A-4 Preferred Stock (collectively, the "Series A Preferred Stock") with par value of $0.001.

Original proceeds under these offerings were $200,000 for the Series A-1 Preferred Stock, $175,000 for the Series A-2 Preferred Stock, $400,000 for the Series A-3 Preferred Stock and $1,545,000 for the Series A-4 Preferred Stock. Initial investments were reduced proportionate to the losses distributed to such investors while the Company was organized as a Limited Liability Company, as described in Note 1. Accordingly, the carrying values are less than original investments made as shown on the accompanying consolidated balance sheets.

Series B Preferred Stock
The Company has authorized 450,000 shares of Series B Preferred Stock with par value of $0.001. Gross proceeds from the Series B Preferred Stock offering were $2,075,000.

Series C and C-1 Preferred Stock
The Company has authorized 166,682 shares of Series C Preferred Stock and 176,000 shares of Series C-1 Preferred Stock with par value of $0.001. Gross proceeds from the Series C Preferred Stock offering were $1,000,128 and gross proceeds from the Series C-1 Preferred Stock offering were $1,088,913.

Series D and D-1 Preferred Stock

The Company has authorized 620,000 shares of Series D Preferred Stock and 153,815 shares of Series D-1 Preferred Stock with par value of $.001. Gross proceeds from the Series D Preferred Stock offering to date are $1,662,229 and gross proceeds from the Series D-1 Preferred Stock offering were $999,797.50.

The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock (collectively, "the Designated Preferred Stock") are not redeemable and shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors. Upon liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Designated Preferred Stock shall be entitled to receive, *pari passu* with each other class, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership an amount of $1.00 per share for each share of Series A-1 Preferred Stock, $1.07 per share of each share of Series A-2 Preferred Stock, $1.65 per share of Series A-3 Preferred Stock Preferred Stock, $3.00 per share of Series A-4 Preferred Stock, $5.00 per share of Series B Preferred Stock, $6.00 per share of Series C Preferred Stock, $6.25 per share of Series C-1 Preferred Stock, $6.50 per share of Series D Preferred Stock and $6.50 per share of Series D-1 Preferred Stock then held by them, plus declared but unpaid dividends. If upon the occurrence of such event, the assets and funds to be distributed are insufficient to permit the payments to such holders, then the entire assets and funds legally available for distribution shall be distributed ratably among holders of the Designated Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

The Designated Preferred Stock are convertible into common stock at the option of the holder at the same per share price as indicated above and votes with common on an as converted basis. Each class of the Designated Preferred Stock is automatically converted into common stock at the earlier of the sale of the Company's common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the public offering price of which is not less than $5.00 per share (adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Company of not less than $20,000,000 or the date specified by written consent or agreement of the holders of 66.67% of the then outstanding shares of any individual class of preferred stock.

Common Stock
The Company has authorized the issuance of 6,000,000 shares of its common stock with par value of $0.001.

Warrants
In May 2010, the Company issued 25,700 warrants for common stock as part of a contract for services in connection with assistance with raising money. The warrants were exercised in May 2017.

Stock Options
In 2009, the Company's Board of Directors adopted the PT Motion Works, Inc. 2009 Stock Option and Grant Plan (the "2009 Plan"). The 2009 Plan provides for the grant of proprietary interest in the Company to officers, employees, directors, consultants and other key persons. Up to 450,000 shares of common stock may be issued pursuant to awards granted under the 2009 Plan. The 2009 Plan is administered by the Company's Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2018 and 2017 the Company issued 15,000 and 91,015 stock options under the 2009 Plan to various consultants and employees. The granted options in 2018 and 2017 had an exercise price of $3.25 per share, expire in ten years, and vest monthly over 36 months. The grant date fair value of options granted in 2018 was approximately $21,000. The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2018	December 31, 2017
Expected life (years)	6.00	6.00
Risk-free interest rate	2.7%	2.2%
Expected volatility	40%	40%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2015	339,050	$ 2.19	6.8
Granted	59,646	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2016	398,696	$ 2.33	6.4
Granted	91,015	-	
Exercised	-	-	
Expired/Cancelled	(72,009)	-	
Outstanding at December 31, 2017	417,702	$ 2.43	6.0
Granted	15,000		
Exercised	-		
Expired/Cancelled	-		
Outstanding at December 31, 2018	432,702	$ 2.46	6.0
Exercisable at December 31, 2017	305,733	$ 2.17	4.8
Exercisable at December 31, 2018	355,953	$ 2.32	5.0

Stock option expense for the years ended December 31, 2018 and 2017 was $63,000 and $46,000, respectively. The Company will recognize the remaining value of the options through 2019 with expected expense as follows: 2019 - $60,000, 2020 - $47,000, and 2021 - $29,000, less amounts related to options that do not vest.

NOTE 9 – INCOME TAXES

The major components of the deferred taxes at December 31, 2018 and 2017 are net operating loss carryforwards which are offset by a full valuation allowance.

Based on federal tax returns filed or to be filed through December 31, 2018 the Company had available approximately $6,012,435 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards expire in 20 years for federal income tax reporting purposes. For Federal income tax purposes, the net operating losses begin to expire in 2029. State net operating loss carryforwards through December 31, 2018 are approximately $5,832,994 and begin to expire in 2029. The Company's valuation allowance increased by the net of the increase in deferred tax assets and liabilities.

The United States Federal and applicable state returns from 2015 forward are still subject to tax examination by the United States Internal Revenue Service; however, the Company does not currently have any ongoing tax examinations.

NOTE 10 – RELATED PARTY TRANSACTIONS

Of the 2,120,146 shares of common stock outstanding, related parties own 2,000,000 shares of such stock. In addition, related parties make up 100% of the holders of Series A-1 Preferred Stock.

NOTE 11 – SUBSEQUENT EVENTS

On March 27, 2019, the Company began selling its newest product, the ElliptiGO MSUB to consumers in the United States. The company expects to begin selling the MSUB internationally on or about June 1, 2019.

In March of 2019, ElliptiGO Inc. entered into six identical 1-year term loan agreements for a total loan amount of $500,000. The interest rate on the loan is 10% simple interest, no payments are due until the end of the term and there is no prepayment penalty. The loan was taken to ensure the company had sufficient cash while it built up inventory for the new MSUB product launch.

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 29, 2019, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.